                                                                          Exhibit 99(c)
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                           SUN INTERNATIONAL HOTELS LIMITED
                         SUN INTERNATIONAL NORTH AMERICA, INC.

                                      As Issuers

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                       8.625% Senior Subordinated Notes due 2007

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                             SECOND SUPPLEMENTAL INDENTURE

                            Dated as of September 19, 2001

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  Supplementing the Indenture dated as of December 10, 1997, among Sun International
 Hotels Limited and Sun International North America, Inc., as Issuers, the Guarantors
                  named therein and The Bank of New York, as Trustee

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                                 THE BANK OF NEW YORK

                                      As Trustee

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=======================================================================================

                                    SUPPLEMENTAL INDENTURE dated as of September 19,
                             2001, among Sun International Hotels Limited, an
                             international business company organized under the laws
                             of the Commonwealth of The Bahamas (the "Company" or
                             "Sun International"), Sun International North America,
                             Inc., a Delaware corporation and a wholly owned
                             subsidiary of the Company ("SINA" and, together with the
                             Company, the "Issuers"); Sun International Timeshare
                             Limited, Paradise Island Futures Limited, Sun
                             International Development Limited, Paradise Security
                             Services Limited, Sunonline Limited, Bahamas e-Trading
                             Limited, Sun International Network Data Limited, and Sun
                             International Development (Timeshare) Limited, each an
                             international business company organized under the laws
                             of the Commonwealth of The Bahamas, Sunonline (IOM)
                             Limited, a company organized under the laws of the Isle
                             of Man, Sun Hotels International (Bermuda) Limited, a
                             company organized under the laws of Bermuda, Sun
                             International Finance Limited, a company organized under
                             the laws of the British Virgin Islands, Aberdeen
                             Management Limited, a company organized under the laws
                             of the Channel Islands, Sun Vacances SA, a company
                             organized under the laws of France, Birbo NV and Sun
                             Hotels International Management NV, each a company
                             organized under the laws of the Netherlands Antilles,
                             Purposeful BV, a company organized under the laws of the
                             Netherlands, Sun International Marketing (UK) Ltd. and
                             Sun International Network Services Limited, each a
                             company organized under the laws of the United Kingdom,
                             Sun International Nevada, Inc., a Nevada corporation,
                             Sun International Resorts Inc., a Florida corporation,
                             PIV, Inc., a Florida corporation, ISS, Inc., a Florida
                             corporation, Sun International Marketing, Inc., a
                             Florida corporation, Sun Cove California, Inc., a
                             Delaware corporation, Sun Cove New York, Inc., a
                             Delaware corporation, Sun International New York, Inc.,
                             a New York corporation and Sun International Development
                             Group, Inc., a New Jersey corporation (collectively, the
                             "Additional Guarantors"); and The Bank of New York (the
                             "Trustee"), as Trustee under the Indenture referred to
                             herein.

               WHEREAS the Issuers, the Guarantors and the Trustee heretofore executed and delivered an Indenture dated as of December 10, 1997, in respect of the Issuers'
8.625% Senior Subordinated Notes due 2007, as supplemented by the Supplemental
Indenture dated July 23, 2001 (such indenture, as supplemented, the "Indenture");

               WHEREAS, the Additional Guarantors each have agreed to become a
"Guarantor" under the Indenture, in each case in order to unconditionally guarantee all of the Issuer's obligations under the Securities pursuant to a Guarantee on the terms and conditions set forth herein; and

               WHEREAS, pursuant to Section 9.1 of the Indenture, the parties hereto are authorized to execute and deliver this Supplemental Indenture;

               NOW, THEREFORE, the Issuers, the Additional Guarantors and the Trustee
agree as follows for the equal and ratable benefit of the Holders of the Securities:

                                       ARTICLE I

                                       Guarantee

               SECTION 1.01.  Any or all of the provisions of this Article I shall be applicable to the Securities of any series for which such provision or provisions are designated as applicable pursuant to the terms of Section 2.3 of the Indenture.  In addition, it shall be established prior to the issuance of any series of Securities, pursuant to Section 2.3 of the Indenture, whether any guarantee or guarantees other than or in addition to those specified below shall be applicable to such series.
Provisions of this Article I not designated, pursuant to Section 2.3 of the
Indenture, as applying to a particular series of Securities shall have no force and effect as to the Securities of such series.  In each provision of this Article I, unless the context otherwise requires, all references to Securities and any other defined terms refer only to a single series of Securities for which such provision has been designated, pursuant to Section 2.3 of the Indenture, as being applicable.

        a.            (i)    Guarantees.
                             -----------

                      In consideration of good and valuable consideration, the
                      receipt and sufficiency of which is hereby acknowledged, each of the Additional Guarantors hereby irrevocably and
                      unconditionally guarantees, jointly and severally, on a senior subordinated basis (the "Guarantee") to each Holder of a
                      Security authenticated and delivered by the Trustee and to the
                      Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Securities or the obligations of the Issuers under the Indenture or the
                      Securities, that:  (w) the principal and premium (if any) of and interest on the Securities will be paid in full when due, whether at the maturity or interest payment date, by
                      acceleration, call for redemption, upon an Change of Control
                      Offer, an Asset Sale Offer or otherwise; (x) all other
                      obligations of the Issuers to the Holders or the Trustee under the Indenture or the Securities will be promptly paid in full or performed, all in accordance with the terms of this
                      Supplemental Indenture, the Indenture and the Securities; and
                      (y) in case of any extension of time of payment or renewal of any Securities or any of such other obligations, they will be paid in full when due or performed in accordance with the terms of the extension or renewal, whether at maturity, by
                      acceleration, call for redemption, upon an Offer to Purchase or otherwise.  Failing payment when due of any amount so
                      guaranteed for whatever reason, each Additional Guarantor shall be obligated to pay the same before failure so to pay becomes an Event of Default.

                      (ii)   Each Additional Guarantor hereby agrees that its
                      obligations with regard to this Guarantee shall be
                      unconditional, irrespective of the validity, regularity or enforceability of the Securities or the Indenture, the absence of any action to enforce the same, the recovery of any judgment against the Issuers, any action to enforce the same or any other circumstances that might otherwise constitute a legal or equitable discharge or defense of a guarantor.  Each Additional
                      Guarantor hereby waives diligence, presentment, demand of
                      payment, filing of claims with a court in the event of
                      insolvency or bankruptcy of the Issuers, any right to require a proceeding first against the Issuers or right to require the prior disposition of the assets of the Issuers to meet its obligations, protest, notice and all demands whatsoever and covenants that this Guarantee will not be discharged except by complete performance of the obligations contained in the
                      Securities and the Indenture.

                      (iii)  If any Holder or the Trustee is required by any court or otherwise to return to either the Issuers or any Additional
                      Guarantor, or any Custodian, Trustee, or similar official
                      acting in relation to either the Issuers or such Additional
                      Guarantor, any amount paid by either the Issuers or such
                      Additional Guarantor to the Trustee or such Holder, this
                      Guarantee, to the extent theretofore discharged, shall be
                      reinstated in full force and effect.  Each Additional Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations
                      guaranteed hereby until payment in full of all obligations guaranteed hereby.  Each Additional Guarantor further agrees that, as between such Additional Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (i) the maturity of the obligations guaranteed hereby may be
                      accelerated as provided in Section 6.2 of the Indenture for the purposes of this Guarantee, notwithstanding any stay,
                      injunction or other prohibition preventing such acceleration as to the Issuers of the obligations guaranteed hereby, and (ii)
                      in the event of any declaration of acceleration of those
                      obligations as provided in Section 6.2 of the Indenture, those obligations (whether or not due and payable) will forthwith become due and payable by each of the Additional Guarantors for the purpose of this Guarantee.

                             (iv)   Each Additional Guarantor and by its acceptance
                      of a Security issued hereunder each Holder hereby confirms that it is the intention of all such parties that the guarantee by such Additional Guarantor set forth in Section 1.01(a)(i) not constitute a fraudulent transfer or conveyance for purpose of any Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the
                      Uniform Fraudulent Transfer Act or any similar Federal or state law.  To effectuate the foregoing intention, the Holders and such Additional Guarantor hereby irrevocably agree that the obligations of such Additional Guarantor under its guarantee set forth in Section 1.01(a)(i) shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Additional Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to the
                      following paragraph of this Section 1.01(a)(iv), result in the obligations of such Additional Guarantor under such guarantee not constituting such a fraudulent transfer or conveyance.

                             Each Additional Guarantor that makes any payment or
                      distribution under Section 1.01(a)(i) shall be entitled to a contribution from each other Guarantor equal to its Pro Rata amount of such payment or distribution so long as the exercise of such right does not impair the rights of the Holders under the Guarantees.  For purposes of the foregoing, the "Pro Rata amount" of any Additional Guarantor means the percentage of the net assets of all Guarantors held by such Additional Guarantor, determined in accordance with GAAP.

        b.     Execution and Delivery of Guarantee.
               ------------------------------------

               To evidence its Guarantee set forth in Section 1.01, each Additional
Guarantor agrees that a notation of such Guarantee substantially in the form established pursuant to Section 2.3 of the Indenture shall be endorsed on each
Security authenticated and delivered by the Trustee and that this Supplemental
Indenture shall be executed on behalf of such Additional Guarantor by an Officer by manual or facsimile signature.

               Each Additional Guarantor agrees that its Guarantee set forth in
Section 1.01 shall remain in full force and effect and apply to all the applicable
Securities notwithstanding any failure to endorse on each such Security a notation of such Guarantee.

               If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security on which a Guarantee is endorsed, the Guarantee shall be valid nevertheless.

               The delivery of any Security by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this
Indenture on behalf of each Additional Guarantor.

        c.     Certain Bankruptcy Events.
               --------------------------

               Each Additional Guarantor hereby covenants and agrees that in the event of the insolvency, bankruptcy, dissolution, liquidation or reorganization of either of the Issuers, such Additional Guarantor shall not file (or join in any filing of), or otherwise seek to participate in the filing of, any motion or request seeking to stay or to prohibit (even temporarily) execution on the Guarantee and hereby waives and agrees not to take the benefit of any such stay of execution, whether under
Section 362 or 105 of the United States Bankruptcy Code or otherwise.

        d.     Limitation on Merger, Consolidation, etc. of Additional Guarantors.
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               No Additional Guarantor shall consolidate or merge with or into
(whether or not such Additional Guarantor is the surviving person) another person unless (i) subject to the provisions of the following paragraph, the person formed by or surviving any such consolidation or merger (if other than such Additional
Guarantor) assumes all the obligations of such Additional Guarantor pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such person shall unconditionally guarantee, on a senior subordinated basis, all of such Additional Guarantor's obligations under such Additional Guarantor's guarantee and the Indenture on the terms set forth in the Indenture; and (ii)
immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred or be continuing.

               Notwithstanding the foregoing, upon the sale or disposition (whether by merger, stock purchase, asset sale or otherwise) of an Additional Guarantor or all or substantially all of its assets to an entity which is not a Subsidiary or the designation of a Subsidiary as an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of Section 4.13 of the Indenture, to the extent applicable), such
Additional Guarantor will be deemed released from its obligations under its Guarantee of the Securities; provided, however, that any such termination shall occur only to
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the extent that all obligations of such Additional Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any Indebtedness of either Issuer or any of their Subsidiaries shall also terminate upon such release, sale or transfer.

               SECTION 1.02.  Trustee's Acceptance.  The Trustee hereby accepts this
Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

                                      ARTICLE II
                                     Miscellaneous

               SECTION 2.01.  Interpretation.  Upon execution and delivery of this
Supplemental Indenture, the Indenture shall be modified and amended in accordance with this Supplemental Indenture, and all the terms and conditions of both shall be read together as though they constitute one instrument, except that, in case of conflict, the provisions of this Supplemental Indenture will control.  The Indenture, as modified and amended by this Supplemental Indenture, is hereby ratified and confirmed in all respects and shall bind every Holder of Securities.  In case of conflict between the terms and conditions contained in the Securities and those contained in the Indenture, as modified and amended by this Supplemental Indenture, the provisions of the Indenture, as modified and amended by this Supplemental
Indenture, shall control.

               SECTION 2.02.  Conflict with Trust Indenture Act.  If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the
TIA that is required under the TIA to be part of and govern any provision of this
Supplemental Indenture, the provision of the TIA shall control.  If any provision of this Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the
Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

               SECTION 2.03.  Severability.  In case any provision in this
Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

               SECTION 2.04.  Terms Defined in the Indenture.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the
Indenture.  Where the context requires, the term "Guarantors" includes both the
"Additional Guarantors" (defined herein) and the "Guarantors" party to the Indenture.

               SECTION 2.05.  Headings.  The Article and Section headings of this
Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

               SECTION 2.06.  Benefits of Supplemental Indenture, etc.  Nothing in
this Supplemental Indenture or the Securities, express or implied, shall give to any
Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Securities, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the
Securities.

               SECTION 2.07.  Successors.  All agreements of the Issuers and the
Additional Guarantors in this Supplemental Indenture shall bind their successors.
All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

               SECTION 2.08.  Trustee Not Responsible for Recitals.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the correctness of the recitals of fact contained herein, all of which recitals are made solely by the
Issuers.

               SECTION 2.09.  Certain Duties and Responsibilities of the Trustee.  In
entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

               SECTION 2.10.  Governing Law.  This Supplemental Indenture shall be governed by and construed in accordance with the internal laws of the State of New
York, as applied to contracts made and performed within the State of New York, without regard to principles of conflicts of law.  The Issuers and each Additional
Guarantor hereby irrevocably submit to the jurisdiction of any New York State court sitting in the Borough of Manhattan in the City of New York or any Federal court sitting in the Borough of Manhattan in the City of New York in respect of any suit, action or proceeding arising out of or relating to this Supplemental Indenture, and irrevocably accepts for itself and in respect of its property, generally and unconditionally, jurisdiction of the aforesaid courts.  The Issuers and each
Additional Guarantor irrevocably waive, to the fullest extent they may effectively do so under applicable law, trial by jury and any objection which they may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Nothing herein shall affect the right of the Trustee or any securityholder to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the Issuers or any Additional Guarantor in any other jurisdiction.

               SECTION 2.11. Duplicate Originals.  All parties may sign any number of copies or counterparts of this Supplemental Indenture.  Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

               IN WITNESS WHEREOF, each party hereto has caused this Supplemental
Indenture to be signed by its officer thereunto duly authorized as of the date first written above.

                                    SUN INTERNATIONAL HOTELS LIMITED,

                                         by /s/ John R. Allison
                                            ----------------------------------------------
                                            Name:  John R. Allison
                                            Title: Executive Vice President and
                                                   Chief Financial Officer

                                         by /s/ Giselle M. Pyfrom
                                            ----------------------------------------------
                                            Name:  Giselle M. Pyfrom
                                            Title: Assistant Secretary and General
                                                   Counsel

                                    SUN INTERNATIONAL NORTH AMERICA, INC.,

                                         by /s/ John R. Allison
                                            ----------------------------------------------
                                            Name:  John R. Allison
                                            Title: Executive Vice President and
                                                   Chief Financial Officer

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Senior Vice President and
                                                   Corporate Counsel

                                    THE BANK OF NEW YORK, as Trustee

                                         by /s/ Mary Lagumina
                                            ----------------------------------------------
                                            Name:  Mary Lagumina
                                            Title: Vice President

                                    ADDITIONAL GUARANTORS:

                                    SUN INTERNATIONAL TIMESHARE LIMITED,
                                         by /s/ Giselle M. Pyfrom
                                            ----------------------------------------------
                                            Name:  Giselle M. Pyfrom
                                            Title: Secretary

                                    PARADISE ISLAND FUTURES LIMITED,

                                         by /s/ Giselle M. Pyfrom
                                            ----------------------------------------------
                                            Name:  Giselle M. Pyfrom
                                            Title: Assistant Secretary

                                    SUN INTERNATIONAL DEVELOPMENT LIMITED,

                                         by /s/ Giselle M. Pyfrom
                                            ----------------------------------------------
                                            Name:  Giselle M. Pyfrom
                                            Title: Assistant Secretary

                                    PARADISE SECURITY SERVICES LIMITED,

                                         by /s/ Giselle M. Pyfrom
                                            ----------------------------------------------
                                            Name:  Giselle M. Pyfrom
                                            Title: Assistant Secretary

                                    SUNONLINE LIMITED,

                                         by /s/ Giselle M. Pyfrom
                                            ----------------------------------------------
                                            Name:  Giselle M. Pyfrom
                                            Title: Assistant Secretary

                                    BAHAMAS E-TRADING LIMITED,

                                         by /s/ Giselle M. Pyfrom
                                            ----------------------------------------------
                                            Name:  Giselle M. Pyfrom
                                            Title: Assistant Secretary

                                    SUN INTERNATIONAL NETWORK DATA LIMITED,

                                         by /s/ Giselle M. Pyfrom
                                            ----------------------------------------------
                                            Name:  Giselle M. Pyfrom
                                            Title: Assistant Secretary

                                    SUN INTERNATIONAL DEVELOPMENT (TIMESHARE) LIMITED,

                                         by /s/ Giselle M. Pyfrom
                                            ----------------------------------------------
                                            Name:  Giselle M. Pyfrom
                                            Title: Assistant Secretary

                                    SUN VACANCES SA,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Authorized Signatory

                                    SUN INTERNATIONAL MARKETING (UK) LTD.,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Authorized Signatory

                                    SUN INTERNATIONAL NETWORK SERVICES LIMITED,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Authorized Signatory

                                    SUN INTERNATIONAL NEVADA, INC.,

                                         by /s/ John R. Allison
                                            ----------------------------------------------
                                            Name:  John R. Allison
                                            Title: Secretary

                                    SUN INTERNATIONAL RESORTS INC.,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Secretary

                                    PIV, INC.,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Secretary

                                    ISS, INC.,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Secretary

                                    SUN INTERNATIONAL MARKETING, INC.,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Secretary

                                    SUN COVE CALIFORNIA, INC.,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Secretary

                                    SUN COVE NEW YORK, INC.,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Secretary

                                    SUN INTERNATIONAL NEW YORK, INC.,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Secretary

                                    BIRBO NV,

                                         by: TMF (NETHERLANDS ANTILLES) N.V., as
                                         Managing Director

                                         by /s/ R. A. Boelens
                                            ----------------------------------------------
                                            Name:  R.A. Boelens
                                            Title: Managing Director

                                    SUN HOTELS INTERNATIONAL MANAGEMENT NV,

                                         by: CURACAO CORPORATION COMPANY NV, as
                                          Managing Director

                                         by /s/ M.H. Govaard
                                            ----------------------------------------------
                                            Name:  M.H. Govaard
                                            Title: Attorney-in-Fact A

                                         by /s/ M.L.M. de Rooy
                                            ----------------------------------------------
                                            Name:  M.L.M. de Rooy
                                            Title: Attorney-in-Fact B

                                    SUNONLINE (IOM) LIMITED,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Authorized Signatory

                                    SUN HOTELS INTERNATIONAL (BERMUDA) LIMITED,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Authorized Signatory

                                    SUN INTERNATIONAL FINANCE LIMITED,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Authorized Signatory

                                    ABERDEEN MANAGEMENT LIMITED,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Authorized Signatory

                                    PURPOSEFUL BV,

                                         by: CITCO Trust International Management (TIM)
                                          BV, as Director

                                         by /s/ M.C. Rosenkotter-Donken/S.W. Beeler
                                            ----------------------------------------------
                                            Name:  M.C. Rosenkotter-Donken / S.W.
                                                     Beeler
                                            Title: Attorney-in-Fact A

                                    SUN INTERNATIONAL DEVELOPMENT GROUP, INC.,

                                         by /s/ William C. Murtha
                                            ----------------------------------------------
                                            Name:  William C. Murtha
                                            Title: Authorized Signatory